SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             Schedule 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                            AutoInfo, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              052777-10-9
                            (CUSIP Number)

                          Brian L. Blomquist
        7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 7, 1995
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box   [x].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ryback Management Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                                 7  SOLE VOTING POWER
                                    900,850
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                           900,850
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      900,850

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.58%

14    TYPE OF REPORTING PERSON*

      IA, CO

                             SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Growth Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                                 7  SOLE VOTING POWER
                                     -0-
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                         -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                            -0-
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      713,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.17%

14    TYPE OF REPORTING PERSON*

      IV, OO

                             SCHEDULE 13D

CUSIP NO. 052777-10-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Bulwark Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                         (b) [ ]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                                 7  SOLE VOTING POWER
                                    -0-
NUMBER OF
   SHARES                        8  SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
   EACH                          9  SOLE DISPOSITIVE POWER
REPORTING                           -0-
 PERSON
   WITH                         10  SHARED DISPOSITIVE POWER
                                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      187,850

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.41%

14    TYPE OF REPORTING PERSON*

      IV, OO

     This is the Second Amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 7, 1995 by Ryback Management Corporation ("Ryback"), Lindner Growth Fund ("Growth Fund") and Lindner Bulwark Fund ("Bulwark Fund") with respect to the Common Stock (the "Stock") of AutoInfo, Inc. (the "Issuer"). The First Amendment was filed with the SEC on November 8, 1995.

     The undersigned hereby amends Item 5 as follows:

Item 5. Interest in Securities of the Issuer.

(a) Growth Fund beneficially owns 713,000 shares of Stock (approximately 9.17% of the outstanding shares of Stock) and Bulwark Fund beneficially owns 187,850 shares of Stock (approximately 2.41% of the outstanding shares of Stock). Ryback, in its capacity as investment adviser to Growth Fund and Bulwark Fund, may be deemed beneficial owner of such shares. None of the individuals identified in Item 2 is the beneficial owner of any shares of Stock.

(b) Ryback has sole dispositive power and sole voting power with respect to the shares owned by Growth Fund and Bulwark Fund.

(c) During the sixty days immediately preceding the date of this filing, Ryback, Growth Fund and Bulwark Fund engaged in the following transaction with respect to the Stock:

Trade Date       Transaction Type        Amount        Price
----------       ----------------        ------        -----
12-07-95              Sale               70,000       $3.25

The transaction described above was a broker transaction.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Stock held by Growth Fund and Bulwark Fund.

(e) Other than Bulwark Fund, the reporting persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock. Bulwark Fund ceased to be the beneficial owner of more than 5% of the outstanding shares of stock on July 17, 1995.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 1996

/S/ Eric E. Ryback
-------------------------
Eric E. Ryback, President
Ryback Management Corporation,
and Lindner Investments